WORK Medical Technology Group LTD

May 16, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas O’Leary

Re:	WORK Medical Technology Group LTD
Registration Statement on Form F-1
Initially Filed on December 23, 2024
File No. 333-284006

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, WORK Medical Technology Group LTD hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on May 20, 2025, or as soon thereafter as practicable.

Very truly yours,

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Director